Two International Place, Boston, MA 02110

800.836.2414 • calvert.com

1825 Connecticut Ave NW, Suite 400

Washington, DC 20009

202.238.2200

VIA EDGAR

June 8, 2018

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

100 F Street, NE

Washington, DC 20549

Re: Calvert Fund (File No. 811-03416); Calvert Impact Fund, Inc. (File No. 811-10045); Calvert Management Series (File No. 811-03101); Calvert Responsible Index Series, Inc. (File No. 811-09877), Calvert Social Investment Fund (File No. 811-03334), Calvert Variable Products, Inc. (File No. 811-04000),1 Calvert Variable Series, Inc. (File No. 811-03591) and Calvert World Values Fund, Inc. (811-06563) (each, a “Registrant” and each series thereof, a “Fund”)

Dear Ms. Hamilton:

This letter is in response to the comments you provided telephonically to the undersigned, Katy Burke and Kate Mohrfeld on May 9, 2018 with respect to the shareholder reports and Forms N-CSR filed by the Registrants for the fiscal periods ended September 30, 2017 and December 31, 2017, as applicable. The comments and Registrants’ responses thereto are set forth below. Comments marked with an asterisk apply to all series of the Registrants. Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below for periods ending September 30, 2018 and thereafter.

1.*	The N-CSR filing for the period ended September 30, 2017 for Calvert Bond Fund (“Bond Fund”) indicates that Bond Fund invested in derivatives as of the end of the reporting period. Management’s Discussion of Fund Performance (“MDFP”) should include a discussion of any material impact on Bond Fund’s performance as a result of its derivative holdings. Please explain why such a discussion is not included in Bond Fund’s MDFP.

Response: The MDFP for each Fund, including Bond Fund, discusses the factors that materially affected the Fund’s performance during the reporting period.  The discussion includes any material impact on performance as a result of derivative holdings where applicable.  The impact of derivatives holdings on Bond Fund’s performance during the reporting period was not material.

2.*	The N-CSR filing for the period ended September 30, 2017 for Calvert Equity Fund (“Equity Fund”) indicates that Equity Fund had over 25% of its net assets invested in the information technology sector as of the end of the reporting period. It is noted that Equity Fund’s prospectus does not include sector risk as a principal risk. Please explain why such a principal risk is not included.

_________________

[1]	Although this Registrant was not specifically mentioned as within the scope of your review, it is included for completeness given that certain comments apply to all funds in the fund complex.

U.S. Securities and Exchange Commission
June 8, 2018

Response: The Registrant believes that the inclusion of additional risk disclosure regarding Equity Fund’s investment in the information technology sector is not necessary at this time, as it is not a policy of the Fund to invest more than 25% in a particular sector and the Fund does not have a policy of concentrating in any industry. The Registrant also notes that the Fund’s positioning as of September 30, 2017 was proportionate to that of its benchmark, the Russell 1000 Growth Index as of such date.  With respect to the remaining series of the Registrants, sector risk is included as a principal risk where applicable in light of the Fund’s principal investment strategy.

3.	The N-CSR filing for the period ended September 30, 2017 for Calvert Conservative Allocation Fund (“Conservative Allocation Fund”) indicates that Conservative Allocation Fund had a significant holding in Bond Fund as of the end of the reporting period. Please consider adding disclosure in Conservative Allocation Fund’s shareholder reports telling shareholders where they can access Bond Fund’s financial statements (e.g., www.sec.gov).

Response: The Registrant notes that shareholder reports for all underlying Calvert Funds held by Conservative Allocation Fund are available and easily accessible on the Calvert website. The Registrant will consider adding the requested disclosure in the 2018 annual report to shareholders.

4.	The N-CSR filing for the period ended September 30, 2017 for Calvert International Responsible Index Fund (“International Index Fund”) indicates that International Index Fund’s other expenses included in its Statement of Operations were significant as of the end of the reporting period. Per Article 6-07.2(b) of Regulation S-X, please state separately any other expense item the amount of which exceeds five percent of the total expenses shown. Please confirm all relevant information has been disclosed.

Response: Although total miscellaneous expenses for International Index Fund exceeded five percent of total expenses in the Statement of Operations, there was no individual expense included in miscellaneous expense that exceeded the five percent threshold for separate disclosure. As such, all relevant information has been disclosed.

5.*	Please disclose the amount and expiration date of any capital-loss carryforwards in the Notes to Financial Statements.

Response: Capital loss carryforwards and applicable expiration dates were included in the Notes to Financial Statements for all Funds that had capital loss carryforwards as of the financial statement date. In addition, the Funds present a table of their components of distributable earnings (accumulated losses) on a tax basis as of a year-end report date in the Notes to Financial Statements, which includes capital loss carryforwards and deferred capital losses, if any.

6.	The Notes to Financial Statements for International Index Fund and Calvert US Mid-Cap Core Responsible Index Fund (“US Mid-Cap Core Index Fund”) indicate that the investment adviser receives a fee, payable monthly, for services provided. It is noted that the advisory fee payable balance as of September 30, 2017 is large when compared with the advisory fees paid during the year ended September 30, 2017. Please explain.

Response: For International Index Fund and US Mid-Cap Core Index Fund, the advisory fee payable at September 30, 2017 is based on the annual rate of 0.15% and each Fund’s average daily net assets for the month of September 2017. Net assets increased significantly since October 1, 2016 such that the advisory fee paid in September is more than the average monthly payment for the year.

7.*	The Notes to Financial Statements for Calvert Responsible Index Series, Inc. include a discussion regarding the fair valuation of debt securities. Please consider tailoring this discussion to remove references to security types not included in a Fund’s investment strategy.

U.S. Securities and Exchange Commission
June 8, 2018

Response: The valuation policy for debt securities relates to Fund holdings in short-term securities that are valued using this policy unless valued at amortized cost as explained in the last sentence of such note. We will consider tailoring this disclosure in future reports.

8.	It is noted that Calvert Global Energy Solutions Fund (“Global Energy Solutions Fund”) and Calvert VP SRI Mid Cap Portfolio (“VP SRI Mid Cap Portfolio”) have high portfolio turnover rates. Please confirm whether active and frequent trading should be disclosed as part of Global Energy Solutions Fund’s or VP SRI Mid Cap Portfolio’s principal investment strategy. Please also consider adding disclosure regarding the risks inherent in active and frequent trading for each Fund.

Response: Global Energy Solutions Fund seeks to replicate the performance of an index and its turnover is driven by changes in such index. Disclosure related to the risks associated with high portfolio turnover rates will be considered for inclusion in the summary section of the Global Energy Solutions Fund and VP SRI Mid Cap Portfolio prospectuses during the next annual update, if applicable.

9.	The N-CSR filing for the period ended September 30, 2017 for Calvert Green Bond Fund (“Green Bond Fund”) indicates that Green Bond Fund had over 10% of its net assets invested in sovereign government bonds as of the end of the reporting period. Please explain why sovereign government bonds are not included in Green Bond Fund’s principal investment strategy and principal risks.

Response: Green Bond Fund’s principal investment strategies include investing in foreign debt securities, and its principal risks include credit risk and the risks of foreign investing. In response to your comments, the disclosure will be will be updated to include specific references to sovereign debt in connection with or prior to the Green Bond Fund’s annual update.

10.	The N-CSR filing for the period ended September 30, 2017 for Calvert International Opportunities Fund (“International Opportunities Fund”) indicates that International Opportunities Fund had over 25% of its net assets invested in Japanese companies as of the end of the reporting period. Please explain why disclosure regarding investing in Japan is not included in International Opportunities Fund’s principal investment strategy and principal risks.

Response: The International Opportunities Fund believes that the inclusion of additional risk disclosure regarding the Fund’s investment in Japan is not necessary at this time.  The Fund’s principal investment policy states that the Fund will invest in at least three different countries.  The Fund incudes the risk of foreign investing and believes that investing in Japan does not expose the Fund to additional risks that are not already covered in the risk of foreign investing.  The Registrant also notes that the Fund’s positioning in Japan is proportionate to that of its benchmark, the MSCI EAFE SMID Cap Index.

11.	The Notes to Financial Statements for Calvert VP SRI Balanced Portfolio and VP SRI Mid Cap Portfolio indicate that separate accounts of three insurance companies each owned more than 10% of the value of the outstanding shares of each Fund. Please explain why shareholder concentration risk is not included as a principal risk of each Fund. Please also consider adding such disclosure in future filings.

Response: The Registrant notes that disclosure is included in the Funds’ statutory prospectus, under the “Investment Objectives & Principal Policies and Risks - General,” which discloses that “Purchase and redemption activities by insurance companies, plan sponsors and other eligible investors may impact the management of the Fund and its ability to achieve its investment objective. In addition, the redemption by one or more large shareholders or groups of shareholders of their holdings in the Fund could have an adverse impact on the remaining shareholders in the Fund.”

U.S. Securities and Exchange Commission
June 8, 2018

12.	The registration statement filing effective February 1, 2018 for Calvert Balanced Fund indicates that, pursuant to an exemptive order issued by the SEC, certain Calvert Funds have invested in Community Investment Notes (the “Notes”) issued by Calvert Impact Capital, Inc. and that, in connection with the change in investment adviser on December 31, 2016, the Registrants intend to request a new exemptive order from the SEC to permit additional investments in the Notes. Please confirm that no additional investments in the Notes have been made since December 31, 2016 and note when the Registrants expect to file the request for a new exemptive order.

Response: The Registrants confirm that no additional investments in the Notes have been made since December 31, 2016.  The Registrants have begun conversations with the Staff of the SEC to discuss the exemptive application and expect to file the request for a new exemptive order within the next few months.

13.*	Please include all requirements of footnotes one through three and five through eight of Article 12-14 of Regulation S-X.

Response: The Funds did not have a significant number or dollar amount of investments in affiliates as shown in the tables included in the Notes to Financial Statements. All required disclosures in the footnotes to Article 12-14 of Regulation S-X if not included in such tables were included in the Schedules of Investments. In the future, we will consider repeating applicable footnotes to the Schedule of Investments (e.g., non-income producing security, restricted security, Level 3 security) as footnotes to the tables of affiliated investments.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Counsel

cc: Katy Burke, Esq.